Exhibit 12.1

PRECISION DRILLING CORPORATION

Ratio of earnings to fixed charges

(Stated in thousands of Canadian dollars)

	9 months ended Sept 30		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(In IFRS)		(In Cdn GAAP)
Precision
Earnings
Pretax income	223,169	47,592	54,049	162,273	340,574	349,033	587,658
Add
Fixed charges (interest)	63,137	51,956	67,570	101,108	13,680	7,767	8,800
Fixed charges (amortized premiums)	29,404	51,397	144,463	43,893	798	—	—
Fixed charges est. interest in rent expense (NOTE 1)	338	338	451	416	218	230	251
Amortization of capitalized interest	—	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—	—

Earnings per Item 503	316,048	151,283	266,533	307,690	355,270	357,030	596,709
Fixed charges	92,879	103,691	212,484	145,417	14,696	7,997	9,051

Ratio of earnings to fixed charges	3.40	1.46	1.25	2.12	24.17	44.64	65.92

NOTE 1 Calculated as:

For years ended - rent expense per annual report			7,514	6,937	3,636	3,838	4,189

For the 9 months ended - rent expense 9/12 of 2010 year	5,636	5,636

Estimated rent expense	5,636	5,636	7,514	6,937	3,636	3,838	4,189
Assumed interest rate	6%	6%	6%	6%	6%	6%	6%

	338	338	451	416	218	230	251